1271 Avenue of the Americas | New York, New York 10020
Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3824
Email:	leslie.marlow@blankrome.com

August 1, 2022

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Angelini

Re:	Forza X1, Inc.
Amendment No. 6 to Registration Statement on Form S-1 Filed July 29, 2022 File No. 333-261884

Dear Ms. Angelini:

On behalf of our client, Forza X1, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 1, 2022 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 7”).

Set forth below in bold are comments from the Comment Letter. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 7 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement No. 7.

Amendment No. 6 to Form S-1

General

1.	We note your revisions in response to prior comments one and four. Please further revise your prospectus to address the following:

United States Securities
   and Exchange Commission
August 1, 2022

●

We note that you deleted information from page 64 related to your future factory. Please revise to disclose key information, such as expected square footage, production capacity (initial and full) and estimated cost, or to explain why such information is not available. In this regard, we note the facility-related information included in your free writing prospectus filed on July 29, 2022.

Response: The disclosure on page 64 has been revised to include key information about Forza’s future factory, including information disclosed in Forza’s free writing prospectus filed with the Commission on July 29, 2022.

●

We note your free writing prospectus provides performance characteristics on page 14. Please revise your prospectus to include this information or advise.

Response: The disclosure on page 52 has been revised to include certain performance characteristics of the FX1, which is consistent with the performance characteristics included on page 14 of Forza’s free writing prospectus filed with the Commission on July 29, 2022.

●

Reconcile the apparently inconsistent disclosure regarding plans to lease facilities: “We are currently looking at various locations to rent a facility until our own facility is finished” (page 48) and “Before the completion of new factory construction, all fabrication for our Forza X1 boats will be performed onsite at Twin Vee’s facility or, if needed, nearby manufacturing space will be leased” (page 64).

Response: The disclosure on pages 37, 48 and 64 has been revised to make it clear that (1) Forza may rent a manufacturing facility before its planned manufacturing facility in North Carolina has been completed and (2) Forza may rent additional space for purposes other than manufacturing, such as research and development efforts.

●

We note disclosure on page 48 that refers to the increase in Twin Vee’s production “to four gas-powered boats per week, which we anticipate will increase to five gas-powered boats per week by May 2022.” Please update to reflect current production as of the date of your prospectus. Additionally, confirm the accuracy of your estimate of Twin Vee’s additional capacity, disclosed as 100 units on page 64, based on this updated information.

Response: The disclosure on page 48 has been revised to update Twin Vee’s production as of the date of the prospectus. In addition, the accuracy of the estimate of Twin Vee’s additional capacity, disclosed as 100 units annually on page 64, has been confirmed as of the date of this prospectus. This updated disclosure does not change the view that there is limited additional manufacturing capacity at Twin Vee’s current facility for the manufacture of Forza’s electric boats.

●

We note new disclosure on page 68 that you expect to commence production by the second quarter of 2023. Please revise the references to “Q3-Q4 2023” (page 4) and “Q2-Q4 2023” (page 52) for consistency.

Response: The disclosure on pages 4, 52 and 66 has been revised to disclose that Forza expects to begin production and commence selling to customers by the second quarter of 2023.

●

Revise the risk factor captioned, “We may not be able to commence production of our electric boats as planned,” to additionally disclose, if true, that if Twin Vee does not provide manufacturing capacity, then you will not be able to produce boats unless or until you lease or purchase facilities and equip them as necessary for production purposes.

Response: The referenced risk factor, which appears on page 13, has been revised to make it clear that if Twin Vee does not provide manufacturing capacity, Forza would not be able to produce electric boats unless or until its leases or purchases facilities and equipment necessary for production purposes.

●

Revise the risk factor captioned, “We may not receive the anticipated grant funding,” to more fully describe the risk that agreement to purchase the site might not be reached on acceptable terms, and the potential consequences if you are not able to locate and purchase an appropriate site for your planned factory.

Response: The referenced risk factor, which appears on page 13, has been revised to disclose in response to this comment.

* * *

United States Securities
   and Exchange Commission
August 1, 2022

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Patrick Egan at (212) 885-5346.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	Joseph Visconti
Executive Chairman, Forza X1, Inc.

Jim Leffew
Chief Executive Officer, Forza X1, Inc.

Patrick Egan, Esq.
Blank Rome LLP